■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

JULY 10, 2015

EXECUTIVE SUMMARY

In June, U.S. equity markets gave back most of their positive return from the first two months of the second quarter. The S&P 500 Index retreated -1.9 percent for the month and gained +0.3 percent for the second quarter. International markets, as represented by the MSCI EAFE Index, did worse in June falling -2.8 percent, but performed better for the quarter, increasing +0.6 percent. Taxable bonds declined -1.1 percent for the month of June and -1.7 percent for the quarter, while municipal issues fared somewhat better, but still finished the month and quarter in negative territory down -0.1 percent and -0.9 percent, respectively. With respect to the U.S. economy, the final (third) estimate of first quarter U.S. real GDP growth of -0.2 percent was in line with expectations and improved from the second estimate of -0.7 percent. With a weaker currency, lower energy prices, and an accommodative monetary policy acting as tailwinds, many of the Euro Area economies demonstrated continued improvement in the second quarter. Japan's recovery, following last year's consumption tax hike-induced slowdown, remains on track. Recent data indicate that economic growth in China may be stabilizing. In domestic taxable fixed income portfolios and tax-exempt portfolios, we continue to shorten duration in anticipation of a flattening yield curve. Domestic and international equity portfolios are maintaining holdings in diversified, high-quality, growth-oriented companies. This quarter our spotlight topic is the outlook for the healthcare sector, one of the most rapidly growing areas of the economy.

CURRENT CONDITIONS: U.S. CHUGGING ALONG, EUROPE BECOMING MORE PROMISING AND CAUTIOUS OPTIMISM IN ASIA

In June, U.S. equity markets gave back most of their positive return from the first two months of the second quarter. The S&P 500 Index retreated -1.9 percent for the month and gained +0.3 percent for the second quarter. International markets, as represented by the MSCI EAFE Index, did worse in June falling -2.8 percent, but performed better for the quarter, increasing +0.6 percent.

Fixed income markets were also soft in June and for the second quarter. Taxable bonds declined -1.1 percent for the month and -1.7 percent for the quarter, as represented by the Barclays Aggregate Bond Index. As shown by the Barclays Municipal Bond Index, municipal issues fared somewhat better, but still finished the month and quarter in negative territory down -0.1 percent and -0.9 percent, respectively. Full performance details are displayed in **Exhibits A and B**.

Small capitalization stocks substantially outperformed their large capitalization counterparts for both the month of June and the second quarter, finishing in positive territory, particularly in the month, unlike their larger peers. Growth stock outperformance also continued throughout the second quarter. Further details are shown in **Exhibit C**.

With respect to the U.S. economy, the final (third) estimate of first quarter U.S. real GDP growth was in line with expectations, at -0.2 percent, somewhat improved from the second estimate of -0.7 percent. Upward revisions to consumer spending, business capital spending, residential investment and the change in business inventories all contributed to the better result. Nonetheless, the first quarter result was clearly weak, but we believe that a meaningful portion of this was caused by the unusually harsh winter, along with other extraordinary factors. As a result, we expect to see some rebound in the second, third, and possibly extending into the fourth quarter of this year. Quarterly dollar changes in the major components of real GDP over recent history are shown in **Exhibit D**.

After a soft patch in April, real consumer spending experienced a sharp snapback in May, rising +0.6 percent for the month. Real PCE for durable goods was a strong contributor to this result, rising +2.3 percent on strong motor vehicle sales. Given this rebound in May, our sensitivity analysis shows that if the June figure is anything between unchanged and +0.2 percent, the quarterly figure will be roughly +3 percent. This result aligns well with our forecast of +2.5 percent real GDP growth for the second quarter.

The June nonfarm payrolls report, released on July 3rd, showed solid job growth of 223,000, but was somewhat below the expectation for 233,000. Moreover, there was an aggregate -60,000 downward revision to the April and May data. This is particularly disappointing, as we were expecting a more meaningful rebound from the weak, weather-impacted job growth of late winter. At the sector level, softness in Manufacturing was caused by the strong dollar, while Mining and Logging suffered from the slowdown in the energy sector.

These are both continuing trends. The unemployment rate improved to 5.3 percent from 5.5 percent; however, the labor force participation rate also declined by three-tenths of a percent to a new low of 62.6 percent, falling out of its tight range of 62.7 to 62.9 percent, where it has been for the last year. Finally, average hourly earnings were disappointing, as they remained flat in June after a +0.2 percent rise in May.

U.S. inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), along with core CPI, which excludes the volatile food and energy sectors, remains well-controlled in a tight range. We expect these trends to continue for the foreseeable future, but we will continue to monitor the data closely for changes. Current inflation levels in the context of their history are shown in **Exhibit E**.

Although the U.S. dollar has retreated from its recent highs, we expect it to remain strong, as the U.S continues to be one of the strongest economies in the world. This strength, combined with the perceived safety of assets that are denominated in U.S. dollars, has also contributed to the strong dollar. Recent trends in the dollar, as measured by the Federal Reserve's U.S. trade-weighted major currencies dollar index, are shown in **Exhibit F**.

In summary, we continue to believe the U.S. economy will grow at a relatively moderate rate between 2 percent and 3 percent. We have not made any changes to our forecasts since last month, but the final revision to first quarter real GDP growth, released by the government in late June, has changed our annual figure. Our full year estimate for 2015 real GDP growth is +2.3 percent, up from +2.1 percent last month. Details of our key economic assumptions are shown in **Exhibit G**.

Turning to U.S. fixed income markets, Treasury yields increased during the quarter as the yield curve steepened, reversing the flattening trend that had been ongoing since the beginning of 2014. At the June meeting of the Federal Open Market Committee (FOMC), the number of committee members that view 2015 as the time for policy firming remained unchanged from March (15 members), while market expectations for a rate increase (as measured by the December federal funds future contract) actually decreased slightly. However, we believe the Fed will raise its target range for the federal funds rate later this year, or early next year, as the unemployment rate approaches 5.0 percent.

While all sectors of the bond market provided negative returns for the quarter, corporate bonds underperformed, as yield spreads to Treasuries increased. Additionally, the sector's longer duration produced greater price declines as yields rose. Treasuries outperformed for the quarter, as higher-quality bonds outperformed lower-quality bonds. Government agency mortgage-backed securities and other asset-backed securities both outperformed, as their higher average quality and shorter durations positively impacted returns. Our forecasts for U.S. Treasury interest rates are shown in **Exhibit H**.

Tax-exempt yields across the curve ended the quarter significantly higher than at the end of March and year-end. A meaningful rise in U.S. Treasury rates, along with record first half tax-exempt supply, combined to fuel the rise in tax-exempt rates. In terms of relative value to Treasuries, tax-exempt bonds are particularly cheap in the intermediate part of the curve, but remain cheap on the long end, as well. Mutual fund flows were flat for the quarter after experiencing approximately $10 billion in inflows during the first quarter.

Credit spreads began to widen during the quarter after about twelve months of substantial narrowing. Lower-rated investment grade bonds performed worse than higher-rated bonds in this environment. A significant credit development during the quarter was the downgrade of much Chicago-related debt below investment grade by Moody's. This downgrade caused spreads on unenhanced debt to widen 150 to 250 basis points in many cases. Spreads also widened considerably on Puerto Rico-related debt during the quarter, causing it to be the worst performing sector in the municipal market. In terms of other industry sectors, revenue bonds and general obligation bonds delivered equally weak performance during the quarter. Local general obligation bonds underperformed state general obligation bonds, primarily due to the turmoil in Chicago. With respect to revenue bond sectors, housing bonds performed best, while hospital, transportation and leasing bonds lagged. Detailed fixed income returns are shown in **Exhibit I**.

With a weaker currency, lower energy prices, and an accommodative monetary policy acting as tailwinds, many of the Euro Area economies demonstrated continued improvement in the second quarter. The Euro Area composite Purchasing Managers' Index (PMI), a key leading indicator, rose to a four-year high of 54.1 in June, as shown in **Exhibit J**. The Spanish economy, in particular, has performed well in recent quarters. However, extremely high unemployment (≈24%) and declining household incomes pose ongoing challenges to Spain's recovery. Elsewhere in the Euro Area, we are encouraged by improving unemployment rates, modest wage growth, and rising consumer sentiment/spending. Consequently, we are projecting Euro Area real GDP growth of +1.5 percent in 2015, up from +0.9 percent in 2014.

For the UK, we are expecting real GDP growth to slow slightly to +2.6 percent in 2015, from +2.8 percent in 2014. Contrary to numerous pre-election polls that projected the UK General Election would result in a hung parliament, the Conservative Party won a majority of Parliament seats (i.e., 330 versus the 323 needed to govern) in the May 7th election. The re-elected Prime Minister, David Cameron, has reiterated his commitment to (1) eliminate the budget deficit through additional austerity measures and (2) hold a referendum on whether the UK will remain in the European Union – both of which could weigh on economic growth. With regard to monetary policy, we believe the Bank of England is poised to reverse its accommodative stance and begin raising interest rates in early-to-mid 2016.

Japan's recovery, following last year's consumption tax hike-induced slowdown, remains on track. Household demand is improving modestly amidst a backdrop of lower energy prices, slight wage gains, and rising employment. Investment spending by corporations, too, is gaining pace as confidence in a sustained weaker yen grows and borrowing rates remain low. Exports have helped as well due to the weak currency, though data in recent months suggests some softening in select overseas markets, such as China. All considered, we continue to look for the Japanese economy to grow at a modest +1.0 percent pace in 2015.

While the economy is improving currently, we remain cautious on the sustainability of growth. Structural headwinds—in the form of elevated debt levels, recurring fiscal deficits, and an aging population—remain challenging and require sustained economic growth to overcome, as shown in **Exhibit K**. In our view, much of the economy's growth to date has stemmed from the weakened yen that has resulted from the Bank of

Japan's aggressive monetary easing measures, while pro-growth structural reforms have contributed relatively little. With central banks across the globe easing to spur growth, and currencies weakening as a result, a weak yen is a shaky foundation on which to build continued growth. As such, we remain cautious regarding the durability of the recovery currently underway in Japan.

Recent data indicate that economic growth in China may be stabilizing. It appears the easing policies that started in November 2014 are finally taking hold in the economy. However, we only expect a mild cyclical recovery in the next few quarters and see continued downward pressure from structural rebalancing. We continue to expect China's economy to grow at roughly +7 percent in 2015, a further slowdown from +7.4 percent in 2014 and +7.7 percent in 2013. We also expect inflation to remain controlled. While monetary policy may get incrementally less accommodative as the economy stabilizes, it should remain quite loose.

On the reform front, we have seen mixed results. On the positive side, Beijing has recently authorized local governments to issue bonds for the first time, in order to refinance off-balance sheet debts run up by local government finance vehicles. Policy makers are also moving closer to the ultimate deregulation of interest rates by adopting a deposit insurance system and further raising the deposit rate cap. However, the intervention in the stock market over the past year seems to be at odds with market reform. In addition, the reform of SOEs (State Owned Enterprises) is making limited progress.

The Shanghai A share market has been in the spotlight recently. The Shanghai stock market more than doubled in less than one year and peaked on June 12th at a seven year high. However, the market has since tumbled over one-third as investors, who borrowed to buy shares are now unwinding those trades, despite supportive measures from the state. Over $3 trillion in value has been wiped out in that market, since mid-June (see **Exhibit L**). Nonetheless, the Shanghai market is still up +70 percent from a year ago.

The market turmoil started when the regulators began to crack down on gray market margin lending to stock investors because of concerns about an equity market bubble. Margin lending only began five years ago in China, but has surged over the past year. Official margin lending through securities brokerages reached RMB2.3 trillion ($371 billion) by late June, a five-fold increase from RMB403 billion a year earlier. This equals ~8.5% of the free-float market capitalization, the highest ever among global equity markets, as shown in **Exhibit M**. Additionally, it is believed that margin lending from the gray market could be an additional RMB500 billion to RMB1 trillion. While leverage is capped at 2:1, with limitations for standardized margin lending by each brokerage, the leverage can reach 5:1 in the gray market with essentially no limitations. While leverage helped fuel the rapid rally on the way up, it also creates contagion effects on the way down, particularly with forced liquidations. The latest stock exchange data show that official outstanding margin debt has fallen 30 percent from its peak to RMB1.6 trillion. Overall, including the gray market, leverage should be down at least 30 percent.

Likely due to concerns that the stock market turmoil could spill over into the real economy or other financial systems, policy makers have taken dramatic measures to steady the market, but so far have failed to revive market confidence. Given that equity issuance continues to make up only a small fraction of external

financing in the corporate sector, and the relatively narrow ownership of stock market assets in China, we have yet to see contagion risk expanding into the real economy. China's retail-dominated stock market has been known for speculation and its disconnect from the economy. We view the recent market turmoil as a bubble-bursting and necessary deleveraging process, rather than an indication of a hard landing in China, just as the doubling of the stock market earlier did not indicate the revival of economic growth.

Australia's economic growth is still slow, with GDP growing only +2.3 percent year-over-year in first quarter 2015, down from +2.5 percent in fourth quarter 2014. The economy continues its secular transition away from natural resource-led growth. Still, this transition has been slow, as consumer spending has yet to pick up, with first quarter 2015 domestic demand growing only +0.8 percent year-over-year and households drawing on savings to support consumption. On the positive front, the residential housing market remains strong, with the value of net housing finance commitments increasing +2.0 percent month-over-month in April. However, this has raised concerns about a possible housing market bubble, as record low interest rates have fueled strong appreciation in the housing market. Consequently, the Australian Prudential Regulation Authority (APRA) is raising the capital ratios for the banks to help prevent a banking crisis triggered by poor credit. We expect the Reserve Bank of Australia to continue cutting interest rates to stimulate the economy, after having cut rates -25 basis points to 2.0 percent during the quarter.

Details of our economic assumptions by geographic region are shown in **Exhibit N**.

SPOTLIGHT: HEALTHCARE: THE LIFEBLOOD FOR GROWTH PORTFOLIO PERFORMANCE

A Goldilocks scenario of a gradually improving domestic economy with low inflation adds to an already strong underlying demographic backdrop for investing in health care companies. Domestically, the health care sector benefits from both employment gains and the continuing evolution of the Affordable Care Act, which, in combination, increase the number of people insured. This has led to higher medical utilization and above-average revenue growth for health care companies. Internationally, the sector has benefited from rising medical product consumption in emerging markets as well as a rebound in economic activity in developed markets, also leading to higher medical utilization.

The health care sector is also benefiting from greater pipeline productivity among therapeutic and device manufacturers. In the past few years, notable product introductions addressing hepatitis C and various oncology indications have led to higher average selling prices per course of therapy. This, in turn, has led to higher revenue growth among therapeutic manufacturers, and promises similar revenue trends for the foreseeable future. Medical device manufacturers have also benefited from new product innovations that have allowed them to treat increasingly complex cardiac and orthopedic cases. These innovations have also increased medical utilization and served to pare back industry pricing pressure. Medical service companies benefit from rising medical utilization, but also benefit from structural changes associated with the Affordable Care Act. Managed care and peripheral industries are seeing increases in membership associated with the implementation of the law, while health care facilities are seeing uncompensated care fall as more people gain access to health insurance.

As a result, the three-year projected revenue growth rate for the health care sector is +6.0 percent, which exceeds all other S&P 500 sectors, while the sector's three-year projected EPS growth of 11.3 percent is eclipsed only by the Consumer Discretionary and Financial sectors. The sector's three-year projected growth rate exceeds expectations for the S&P 500 Index by +3.3 percentage points. Despite this projected outperformance, the health care sector is selling just a bit higher than its 10-year relative average multiple to the S&P 500 index on forward year earnings. Revenue and earnings growth projections are shown in **Exhibit O.**

We see good value in carefully-selected biotechnology stocks, which exhibit stronger average earnings growth than the health care sector, and the market in general, driven by new product introductions. We also like medical device stocks, which benefit from rising utilization, new product introductions and industry consolidation. We are positive on health care services companies that help to manage the increasingly complex healthcare environment, while benefiting from secular growth trends associated with healthcare reform and an aging global population.

GLOBAL EQUITY INVESTMENT STRATEGY: WAITING FOR SUSTAINED GROWTH IN THE U.S., CAUTIOUS OPTIMISM IN EUROPE, JAPAN AND CHINA

The roller coaster ride for U.S. equity markets that began in the first quarter of this year continued through the second quarter, as the returns gained in the first two months of the quarter were largely given back in June. As we have expected, volatility appears to have picked up.

Interestingly, some of the causes of recent market volatility were somewhat unexpected. Debate over when the Federal Reserve will begin raising interest rates is certainly not new, nor unexpected. Nor is the ebb and flow of positive economic data releases. However, several exogenous factors have been more surprising: the turmoil in Greece and the stock market correction in China to be specific. While we do not expect either of these events to cause any longer-term damage to the U.S. economy, they are likely to continue to cause more elevated levels of volatility over the near term.

On the positive side, the U.S. consumer continues to show signs of improvement. Since consumer spending accounts for almost 70 percent of the economy, it is difficult to imagine a robust, sustainable recovery that does not include a solid consumer sector. The unemployment rate continues to improve, which is certainly good for consumers. Additionally, there are signs that wage growth may start to improve. Also, even without better growth in wages, real wage growth is better as a result of the low levels of inflation we have experienced for the past several years. May consumer spending was strong. Admittedly, this is on the heels of weakness in April, but there are a number of signs that consumer spending either has or will improve.

Energy prices and the value of the dollar are two additional factors we will be monitoring carefully. At the moment, lower energy prices have been stimulative for the economy, while the strong dollar has been a drag on growth. Over the near to intermediate term, we do not expect either of these trends to change dramatically, but if they do, it could completely reverse their respective impacts on economic growth.

Valuations in the stock market, while at the higher end of their historic ranges, can be characterized as fair in the context of the current low inflation environment. However, this means that price appreciation will be much more reliant on earnings growth from this point, as multiple expansion is less likely at these levels.

The investment environment continues to be challenging, but there are also hopeful signs of further improvement. Given this scenario, we continue to position domestic equity portfolios with diversified, high-quality growth companies that should fare well in an environment that favors companies with sustainable fundamentals. We have incrementally increased exposure to the consumer discretionary sector, given the potential for further improvement in consumer spending. **Exhibit P** displays the earnings growth forecasts and valuations for domestic equity portfolios, as well as their benchmarks.

Turning to taxable fixed income portfolios, given our expectations for the economy to improve and the job market to strengthen, we anticipate the yield curve will resume flattening as short yields rise in anticipation of the Fed raising its target for the Federal Funds rate later this year. We expect long maturity rates to decline in the short- to medium-term, as the market believes that the Fed's actions will prevent inflation from becoming a problem. We continue to position portfolios along the yield curve to take advantage of this expected flattening, while maintaining portfolio yields significantly above their benchmarks.

In tax-exempt portfolios we are also preparing for the Fed to begin raising short-term interest rates in the near future, and we expect short-term and intermediate rates, while still at historically low levels, to begin ticking upward slowly in the second half of the year, whether the Fed takes action or not. We have continued to modestly shorten duration in anticipation of this interest rate environment, and expect to continue to shorten duration throughout 2015. Our investment strategy will continue to emphasize strong current income and diversification of credit risk, as we implement this strategy.

In international and global equity portfolios, we remain overweight Europe. Portfolio holdings continue to be weighted towards companies that have exposure outside of Europe and are beneficiaries of the weak euro, possess secular or niche growth drivers, and/or address domestic markets where there is meaningful pent-up demand. However, once we get more confirmation that the Euro Area economic recovery will become self-sustaining – that is, a recovery driven primarily by domestic fixed investment and consumer spending – we will likely shift the emphasis of holdings towards more cyclical, domestic demand-oriented stocks.

The Greek debt negotiations weighed heavily on European equities in June. However, we believe a number of factors will help drive stock performance in the second half. First, we expect the European Central Bank (ECB) will continue its "quantitative easing" program through at least September 2016. Second, the euro should remain weak and may reach parity with the U.S. dollar by year end (thus further bolstering export demand). Third, we expect continued upward revisions in corporate earnings, driven by improving demand, operating leverage, and deployment of excess cash for acquisitions and share repurchases (and dividends). Other than ongoing concerns of a Greek default and/or exit from the Euro Area, key near-term risks to equity performance include Spanish general election uncertainty (late 2015), the UK's EU referendum (stay or go?), and slowing growth among key trading partners.

We continue to underweight Japanese equities. Japanese equities have performed well so far this year, given optimism around the economic recovery underway and increased demand from domestic pensions due to allocation shifts. However, as we remain skeptical of the durability of the current recovery, and remain conscious of the significant structural challenges, we view valuations as middling. As a result, we remain underweight and continue to see better opportunities in other regions of the world.

In our view, meaningful progress on structural reforms is needed before we become more constructive on Japanese equities. Certainly, Prime Minister Abe has made progress over the last two-and-a-half years, most notably in the areas of corporate governance, agriculture, and expanding international trade. However, we remain concerned with both the pace of reform implementation and the reluctance to date to tackle the most sensitive areas, such as labor reform and immigration, which hold the greatest potential for unlocking much needed productivity growth. With Japan on something of a deadline, given a high, and growing, debt load and a shrinking population, sustained growth needs to occur sooner rather than later (see **Exhibit K**). Until we see evidence of more meaningful progress on reform implementation, we will maintain a cautious view toward Japan.

Given our guarded stance on Japan, we continue to emphasize high quality companies in our stock selection that are either defensive, domestic consumption-oriented or exposed to overseas demand. Defensive consumption companies, such as consumer staples and healthcare names, should perform well in what we believe will remain an uneven growth environment. Meanwhile, better growth prospects in regions outside of Japan should benefit our holdings in multinationals and exporters.

We remain overweight in Greater China. Our strategy remains largely unchanged. Our investments continue to focus on companies listed in Hong Kong or the United States. Compared to the immature mainland stock market, Hong Kong's market is acting more rational and is also more attractive on valuation, as shown in **Exhibit Q**. However, we have seen some spillover effects from the mainland market, which may continue in the near term. Although there was a setback of market reforms in the stock market area, we do not see a reversal in other reforms and we expect progress to continue. Assuming the continued economic transition, our investments continue to be focused on names that have exposure to economic sectors that are experiencing stronger growth. Within these sectors we seek companies with strong fundamentals and reasonable valuations that are expected to benefit from the reforms.

After outperforming the market earlier in the year, Hong Kong Stock Exchange Limited underperformed recently along with the sell-off in the Chinese stock market. However, we believe China is committed to opening up its capital account, and Hong Kong Stock Exchange will be a beneficiary of this.

We continue to underweight Australian equities, because slow economic growth is likely to persist as the economy becomes less resource-driven and more consumer-focused. China's economic growth has slowed, resulting in less demand for raw materials from Australia. This has led to slower economic growth for Australia. The Reserve Bank of Australia should continue to cut interest rates to promote economic growth. We like consumer-focused companies, exporters, and globally-dominant enterprises, which should perform better in a slow-growing economy. We have reduced our bank holdings, on concern over possible credit problems caused by the economic slowdown.

The following table summarizes our current investment outlook by geographic region:

GLOBAL STRATEGY	
Region/Country	Sentiment Gauge
North America	+
Euroland	+/o
United Kingdom	o
Rest of Europe	o
Greater China	o
Japan	-/o
Rest of Asia	o
Latin America	-
Africa/Middle East	o

Exhibit A

■ Sit Investment Associates ■

U.S. Securities Markets

Equities	06/30/15	05/29/15	03/31/15	12/31/14	06/30/14	One Month	Three Months	Six Months	Twelve Months
Dow Jones Industrials	17619.51	18010.68	17776.12	17823.07	16826.60	-2.1%	-0.3%	0.0%	+7.2%
S&P 500	2063.11	2107.39	2067.89	2058.90	1960.23	-1.9	+0.3	+1.2	+7.4
NASDAQ OTC Composite	4986.87	5070.03	4900.88	4736.05	4408.18	-1.6	+1.8	+5.3	+13.1
Russell 1000	1152.64	1176.67	1156.95	1144.37	1094.59	-1.9	+0.1	+1.7	+7.4
Russell 2000	1253.95	1246.53	1252.77	1204.70	1192.96	+0.7	+0.4	+4.8	+6.5
Fixed Income									
Barclays Aggregate	1912.89	1933.98	1945.63	1914.87	1878.00	-1.1	-1.7	-01	+1.9
Barclays Muni	1070.36	1071.33	1079.97	1069.13	1039.19	-0.1	-0.9	+0.1	+3.0
U.S. Treasury									
2-Year Notes	0.65	0.61	0.56	0.67	0.46	+4 b.p.	+9 b.p.	-2 b.p.	+19 b.p.
5-Year Notes	1.65	1.49	1.37	1.65	1.63	+16	+28	+0	+2
10-Year Notes	2.35	2.12	1.92	2.17	2.53	+23	+43	+18	-18
30-Year Bonds	3.12	2.88	2.54	2.75	3.36	+24	+58	+37	-24
AA Industrial									
Intermediate Maturity	2.15	2.97	2.67	3.12	3.23	-82	-52	-97	-108
Long Maturity	4.39	4.13	3.74	3.90	4.17	+26	+65	+49	+22
Mortgages									
Current Coupon GNMA (3.00%)	2.92	2.70	2.54	2.70	2.94	+22	+38	+22	-2
Municipals									
Bond Buyer 40-Bond Index	4.47	4.39	4.22	4.27	4.52	+8	+25	+20	-5
Short Term									
Fed Funds	0.12	0.11	0.11	0.12	0.10	+1	+1	--	+2
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-weekTreas. Bills-Disc.	0.01	0.01	0.03	0.04	0.04	--	-2	-3	-3

* Primary Credit Discount Rate; effective 1/9/03.

Exhibit B

■ Sit Investment Associates ■

Global Market Performance

As of 6/30/15	MTD Market %Chg US$	QTD Market %Chg US$	YTD Market %Chg US$
MSCI World	(2.3)	0.3	2.6
MSCI EAFE	(2.8)	0.6	5.5

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
NORTH AMERICA	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Dow Jones Industrial Avg	(2.2)	(2.2)		(0.9)	(0.9)		(1.1)	(1.1)	
S&P 500	(2.0)	(2.0)		0.1	0.1		0.9	0.9	
NASDAQ	(1.6)	(1.6)		1.8	1.8		5.3	5.3	
Canada (TSE)	(2.8)	(2.8)	(0.0)	(0.2)	(1.6)	1.4	(6.4)	0.9	(7.2)

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
EUROPE	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Austria (ATX)	(4.6)	(6.1)	1.6	(0.3)	(3.9)	3.7	2.8	11.7	(7.9)
Belgium (BEL 20)	(1.8)	(3.4)	1.6	1.4	(2.2)	3.7	2.2	10.9	(7.9)
Finland (OMXH)	(2.2)	(3.8)	1.6	(4.7)	(8.1)	3.7	(1.7)	6.8	(7.9)
France (CAC 40)	(2.4)	(4.0)	1.6	0.4	(3.3)	3.7	5.1	14.1	(7.9)
Germany (DAX)	(2.5)	(4.1)	1.6	(5.1)	(8.5)	3.7	2.8	11.6	(7.9)
Greece (ATHEX)	(1.8)	(3.4)	1.6	6.7	2.8	3.7	(11.1)	(3.5)	(7.9)
Ireland (ISEQ)	(0.1)	(1.7)	1.6	6.3	2.4	3.7	8.7	18.0	(7.9)
Italy (S&P/MIB)	(2.4)	(4.0)	1.6	2.8	(0.9)	3.7	11.2	20.8	(7.9)
Netherlands (AEX)	(2.7)	(4.2)	1.6	1.3	(2.3)	3.7	4.1	13.1	(7.9)
Portugal (PSI)	(3.3)	(4.9)	1.6	(1.8)	(5.3)	3.7	8.4	17.7	(7.9)
Spain (IBEX35)	(2.2)	(3.8)	1.6	(2.1)	(5.6)	3.7	(2.0)	6.5	(7.9)
Denmark (OMXC 20)	(2.2)	(3.8)	1.6	2.9	(1.0)	3.9	16.7	26.9	(8.1)
Norway (OSE)	(3.2)	(2.3)	(0.9)	3.8	1.3	2.4	3.4	8.5	(4.7)
Sweden (OMXS A-S)	(3.6)	(6.4)	3.0	(3.3)	(7.0)	3.9	0.5	6.5	(5.7)
Switzerland (SMI)	(4.1)	(4.9)	0.9	(0.0)	(3.8)	3.9	3.9	(2.3)	6.3
United Kingdom (FTSE)	(3.6)	(6.4)	3.1	2.9	(2.8)	5.9	2.1	1.3	0.9
Czech Rep (PX)	(1.9)	(3.9)	2.2	(0.4)	(5.0)	4.9	(2.9)	3.7	(6.4)
Poland (WIG)	(4.1)	(4.0)	(0.1)	(0.6)	(1.4)	0.8	(2.0)	3.7	(5.6)
Turkey (ISE100)	(1.5)	(0.9)	(0.6)	(1.4)	1.7	(3.1)	(16.3)	(4.0)	(12.7)
Russia (RTS)	(3.0)	(3.0)	(5.6)	6.8	6.8	4.3	18.9	18.9	7.7

	MTD Market %Chg US$	QTD Market %Chg US$	YTD Market %Chg US$
MSCI AC Asia Pacific	(3.0)	0.6	7.4
MSCI Emerging Markets	(2.6)	0.7	2.9

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
ASIA PACIFIC REGION	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Australia (ASX)	(5.2)	(5.6)	0.4	(6.4)	(7.0)	0.6	(5.0)	1.2	(6.1)
Hong Kong (HSI)	(4.3)	(4.3)	(0.0)	5.4	5.4	0.0	11.2	11.2	0.0
Japan (NIK 225)	(0.0)	(1.4)	1.4	3.4	5.5	(2.0)	14.4	16.8	(2.0)
New Zealand (NZX 50)	(7.0)	(2.1)	(5.0)	(11.5)	(1.9)	(9.8)	(11.5)	2.3	(13.5)
Singapore (STI)	(2.0)	(2.2)	0.2	(0.4)	(2.5)	1.9	(1.7)	0.2	(1.6)
China (SHGH A)	(7.3)	(7.2)	(0.0)	14.0	14.0	(0.0)	32.2	32.2	0.0
India (BSE 100)	(0.7)	(1.0)	0.3	(3.4)	(1.7)	(1.7)	0.2	1.1	(0.9)
Indonesia (JSX)	(6.6)	(5.9)	(0.8)	(12.7)	(11.0)	(1.9)	(12.7)	(6.1)	(7.1)
Korea (KOSPI)	(2.6)	(1.9)	(0.6)	1.1	1.6	(0.5)	6.7	8.3	(1.5)
Malaysia (KLSE)	(5.1)	(2.3)	(2.8)	(8.5)	(6.8)	(1.8)	(10.2)	(3.1)	(7.3)
Philippines (PSE)	(1.3)	(0.2)	(1.1)	(5.6)	(4.7)	(0.9)	3.8	4.6	(0.8)
Taiwan (TAIEX)	(4.4)	(3.9)	(0.5)	(1.4)	(2.7)	1.4	2.6	0.2	2.4
Thailand (SET)	0.2	0.6	(0.4)	(3.7)	(0.1)	(3.7)	(2.1)	0.5	(2.6)

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
LATIN AMERICA	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Argentina (MERVAL)	6.8	7.9	(1.1)	4.4	7.6	(2.9)	26.6	35.9	(6.8)
Brazil (IBOV)	3.4	0.6	2.8	6.8	3.8	2.9	(9.2)	6.1	(14.4)
Chile (IPSA)	(6.6)	(3.5)	(3.2)	(3.1)	(0.6)	(2.5)	(4.6)	0.6	(5.1)
Mexico (IPC)	(0.9)	0.8	(1.7)	0.0	3.0	(2.9)	(1.9)	4.4	(6.1)
Peru (BVL)	(1.1)	(0.5)	(0.6)	2.6	5.2	(2.5)	(17.0)	(11.4)	(6.3)

	MTD			QTD			YTD		
	Market %Chg		Currency	Market %Chg		Currency	Market %Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	%Chg	US$	Local	%Chg	US$	Local	%Chg
Israel (TA-100)	(0.8)	(3.3)	2.6	3.7	(1.6)	5.4	12.1	8.7	3.2
Morocco (MADEX)	(0.2)	(1.4)	1.2	(4.8)	(7.0)	2.4	(6.9)	(0.1)	(6.9)
Pakistan (KSE 100)	4.2	4.1	0.2	14.0	13.8	0.2	5.7	7.1	(1.2)
South Africa (FTSE-JSE)	(0.5)	(0.8)	0.2	(0.4)	(0.2)	(0.2)	0.7	5.6	(4.7)

Source: Factset Research Systems and Sit Investment Associates, Inc., June 30, 2015

Exhibit C

■ Sit Investment Associates ■

Domestic Market Performance

TOTAL RETURNS TO 6/30/15

	1 Mo.	3 Mos.	6 Mos.	12 Mos.		1 Mo.	3 Mos.	6 Mos.	12 Mos.
LARGE CAP					**LARGE CAP**				
Dow Jones Industrial Avg	(2.1) %	(0.3) %	0.0 %	7.2 %	Russell 1000 Growth	(1.8) %	0.1 %	4.0 %	10.6 %
S&P 500	(1.9)	0.3	1.2	7.4	Russell 1000 Value	(2.0)	0.1	(0.6)	4.1
Russell 1000 Index	(1.9)	0.1	1.7	7.4					
SMALL/MEDIUM CAP					**MID CAP**				
NASDAQ OTC Comp.*	(1.6)	1.8	5.3	13.1	Russell Midcap Growt	(1.6)	(1.1)	4.2	9.5
S&P MidCap Index	(1.3)	(1.1)	4.2	6.8	Russell Midcap Value	(2.6)	(2.0)	0.4	3.7
Russell 2000 Index	0.7	0.4	4.8	6.5					
FIXED INCOME					**SMALL CAP**				
Barclays Agg. Bond Index	(1.1)	(1.7)	(0.1)	1.9	Russell 2000 Growth	1.3	2.0	8.7	12.3
Barclays Muni Bond Index	(0.1)	(0.9)	0.1	3.0	Russell 2000 Value	0.1	(1.2)	0.8	0.8

*Price Only

Source: Factset Research Systems and Sit Investment Associates, Inc., June 30, 2015

Exhibit D

■ Sit Investment Associates ■

Quarterly Dollar Changes in Real GDP

Dollars (Bill) of Real GDP Change											
	1Q13 Rev.	2Q13 Rev.	3Q13 Rev.	4Q13 Rev.	1Q14 Rev.	2Q14 Final	3Q14 Final	4Q14 Final	1Q15 Adv.	1Q15 Prelim.	1Q15 Final
Personal Consumption Exp.	$93.1	$46.7	$52.9	$98.1	$32.9	$68.3	$86.9	$120.1	$53.5	$50.0	$58.3
Nonresid. Fixed Invs.	7.1	7.8	26.5	50.0	8.2	48.1	45.2	25.0	-18.7	-15.5	-10.9
Residential Invs.	8.7	20.8	13.2	-11.1	-6.6	10.3	4.0	4.7	1.6	6.1	7.9
Inventory Change	26.2	10.0	52.2	-13.8	-46.6	49.6	-2.6	-2.2	30.3	15.0	19.5
Net Exports	-2.7	-18.8	21.4	40.6	-63.2	-13.2	29.0	-40.0	-50.7	-77.0	-76.6
Government	-28.9	1.4	1.2	-27.9	-6.0	12.1	31.3	-14.0	-6.1	-7.9	-4.7
Residual	1.2	0.3	5.9	0.4	-3.2	3.5	1.4	-4.5	0.2	-1.3	-0.5
Total	$104.7	$68.2	$173.3	$136.3	-$84.5	$178.7	$195.2	$89.1	$10.1	-$30.6	-$7.0
% Change in Real GDP (ann.)	2.7%	1.8%	4.5%	3.5%	-2.1%	4.6%	5.0%	2.2%	0.2%	-0.7%	-0.2%
% Change in Real Final Sales (ann.)	2.0%	1.5%	3.0%	3.9%	-1.0%	3.2%	5.0%	2.3%	-0.5%	-1.1%	-0.6%
% Change in GDP Deflator (ann.)	1.4%	1.1%	1.6%	1.4%	1.3%	2.1%	1.4%	0.2%	-0.1%	-0.1%	-0.1%

Source: Bureau of Economic Analysis, U.S. Department of Commerce, June 24, 2015

Exhibit E

■ Sit Investment Associates ■

Broad-Based U.S. Inflation Measures Remain Controlled



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
Core: +1.7%
All: +0.0%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
Core: +0.6%
All: -1.1%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15

Source: Bureau of Labor Statistics and Bloomberg, June 12 & 18, 2015

G:\Support\Exhibits\E-06/15

Exhibit F

■ Sit Investment Associates ■

U.S. Dollar Exchange Rate Trends Versus Major Currencies

	2012			2013			2014			2015		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	73.36	0.6%	12.9%	73.63	0.4%	-4.2%	77.11	4.7%	-0.3%	87.38	13.3%	31.0
February	72.30	0.5%	9.7%	74.65	3.2	1.0	76.96	3.1	1.7	89.14	15.8	32.1
March	72.98	3.1%	5.2%	76.29	4.5	10.4	76.63	0.4	1.6	91.67	19.6	32.6
April	72.85	4.8%	3.6%	76.26	4.7	9.8	76.38	0.2	3.5	90.87	19.0	26.4
May	73.95	6.3%	4.8%	76.96	4.1	9.2	76.24	-0.9	0.5	89.20	17.0	16.1
June	75.05	8.0%	5.0%	76.24	1.6	8.6	76.46	0.3	0.6	89.72	17.3	13.5
July	75.24	9.0%	5.2	77.22	2.6	10.0	76.33	-1.2	-2.0			
August	74.27	7.6%	5.5	76.32	2.8	4.5	77.55	1.6	1.5			
September	72.61	2.1%	-1.0	76.02	4.7	-0.7	79.60	4.7	7.9			
October	72.78	1.7%	-0.2	75.07	3.1	-3.1	80.83	7.7	12.0			
November	73.65	2.0%	-0.8	76.06	3.3	-2.3	82.78	8.8	17.9			
December	73.18	-0.1%	-4.9	76.23	4.2	0.0	84.21	10.5	21.3			
Average	73.52	3.7		75.91	3.3		78.42	3.3		89.66	14.3	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the euro area, China, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (10/20/14): Euro Area: 38.1% Canada: 29.5% Japan: 16.1% U.K.: 7.8% Switzerland: 4.0% Australia: 2.9% Sweden: 1.6%
Currency Appreciation (Y-T-D through 6/30/15):): Euro Area: -7.2% Canada: -6.0% Japan: -1.6% U.K.: +2.4% Switzerland: +7.0% Australia: -5.1% Sweden: -4.8%

Source: Federal Reserve Board

G:\Support\Exhibits\E-06/15

Exhibit G

■ Sit Investment Associates ■

U.S. Economic Assumptions

	2013				2014				2015E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1QA	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	2.7	1.8	4.5	3.5	-2.1	4.6	5.0	2.2	-0.2	2.5	3.0	3.0
S&P 500 Reported Profits (Year-over-Year)	5.2	15.0	16.1	28.2	2.7	9.1	11.5	-13.8	-12.3	-3.2	1.6	29.8
Consumer Price Index (Year-over-Year)	1.7	1.4	1.6	1.2	1.4	2.1	1.8	1.2	-0.1	-0.1	0.6	2.2
Levels (Quarterly Average)												
Unemployment Rate	7.7	7.5	7.2	7.0	6.7	6.2	6.1	5.7	5.6	5.4	5.3	5.2
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.7
10-year Treasury Bonds-Yield	1.9	2.0	2.7	2.7	2.8	2.6	2.5	2.3	2.0	2.2	2.5	2.7

Source: Sit Investment Associates, Inc., July 2, 2015

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future U.S. Fixed Income Returns

From June 30, 2015

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-1.3%	2.50%	-2.9%	4.00%	-1.5%
Present YTM 0.65%	Most Likely	1.00	-0.4	1.25	-0.5	3.00	-0.9
	Optimistic	0.25	1.1	0.50	0.9	2.00	-0.2
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-4.3	3.50	-6.8	5.00	-3.3
Present YTM 1.65%	Most Likely	2.00	-0.8	2.50	-2.3	4.00	-1.9
	Optimistic	1.00	4.0	1.00	4.8	3.00	-0.4
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	3.75	-10.4	4.00	-11.1	5.50	-5.9
Present YTM 2.35%	Most Likely	2.75	-2.3	3.00	-3.2	4.50	-3.4
	Optimistic	2.25	2.1	2.00	5.5	3.50	-0.8
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	4.50	-21.0	4.75	-22.8	6.00	-11.3
Present YTM 3.12%	Most Likely	3.25	-0.9	3.50	-3.9	5.00	-6.9
	Optimistic	2.50	14.6	2.25	22.0	4.00	-1.9

Source: Sit Investment Associates, Inc.

Exhibit I

■ Sit Investment Associates ■

Domestic Fixed Income Market Performance

TOTAL RETURNS TO 6/30/15

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Aggregate	(1.1) %	(1.7) %	(0.1) %	1.9 %
Treasury	(0.9)	(1.6)	0.0	2.3
Agency	(0.4)	(0.6)	0.6	1.9
Corporate	(1.8)	(3.2)	(0.9)	0.8
CMBS	(1.0)	(1.1)	0.7	1.9
Asset-Backed	(0.1)	0.2	1.1	1.6
Mortgage Pass-Through	(0.8)	(0.7)	0.3	2.3
5-Year Treasury	(0.6)	(0.8)	1.0	1.9

BARCLAYS INDEX	1 Mo.	3 Mos.	6 Mos.	12 Mos.
Municipal	(0.1) %	(0.9) %	0.1 %	3.0 %
5-year Municipal	0.3	(0.2)	0.6	1.5
Long (22+ Years)	(0.3)	(1.6)	(0.0)	4.7
Revenue	(0.1)	(0.9)	0.2	3.4
Electric	(0.1)	(0.7)	0.3	3.1
Hospital	(0.3)	(1.0)	0.5	5.0
Housing	0.0	(0.4)	0.6	3.9
IDR/PCR	(0.3)	(1.0)	0.3	4.0
Transportation	(0.1)	(0.9)	0.2	3.8
Education	(0.1)	(1.0)	0.1	3.2
Water/Sewer	(0.1)	(0.9)	0.3	3.5
Resource Recovery	0.3	(0.4)	1.0	3.7
Leasing	0.0	(1.2)	(0.5)	2.2
Special Tax	(0.1)	(0.9)	0.1	2.4
General Obligation	(0.1)	(0.9)	(0.1)	2.3
Prerefunded	0.1	(0.2)	0.1	0.6
Insured	0.2	(0.2)	0.8	4.5
Muni Aaa	(0.1)	(0.7)	0.1	2.1
Muni Aa	(0.1)	(0.8)	0.2	2.8
Muni A	(0.1)	(1.0)	0.0	3.3
Muni Baa	(0.4)	(1.0)	0.7	5.0

Source: Factset Research Systems and Sit Investment Associates, Inc., June 30, 2015

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ACTIVITY ACCELERATING ACROSS EUROPE


COMPOSITE PMI
60
55
50
45
40
06/12
12/12
06/13
12/13
06/14
12/14
06/15
Euro Area
Germany
Spain
Source: Bloomberg

SOURCE: THE WALL STREET JOURNAL, JUNE 12, 2015

G:\Support\Exhibits\E-06/15

Exhibit K

■ Sit Investment Associates ■

A High and Growing Debt Load Remains a Key Risk in Japan


Biggest Spendthrift
Japan has one of the world's largest debt loads, as a percentage of GDP, as its government deficits have grown. Some expect the Bank of Japan to become the biggest holder of the debt, possibly as soon as next year.
Government debt as a percentage of GDP
250%
200
150
100
50
0
Estimates and projections
Japan
Greece*
Italy
France
Spain*
U.K.
U.S.
1970
'80
'90
2000
'10
'16
Why Japan needs to sell bonds
¥100 trillion
80
60
40
20
0
Government spending
Government revenue
¥1 trillion = $8.04 billion
FY1975
'80
'90
'00
'15**
Japan government-debt ownership
100%
80
60
40
20
0
Others
Public pension funds
Foreign investors
Insurers
Banks†
BOJ
March 2013, pre-Abenomics
Dec. 2014
March 2016 forecast
*Data for Spain begins in 1980, Greece begins in 1995. **Projection †Includes Japan Post Bank
Note: Japan's fiscal years start April 1.

Source: The Wall Street Journal, June 12, 2015

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

SHANGHAI MARKET TUMBLING SINCE JUNE 12, 2015


Wild Ride
Change in China's stock-market indexes
60%
50
40
30
20
10
0
-10
April
May
June
July
July 7
Shenzhen Composite
▼5.3%
Shanghai Composite
▼1.3%

SOURCE: FINANCIAL TIMES, JULY 6, 2015

G:\Support\Exhibits\E-06/15

Exhibit M

■ Sit Investment Associates ■

Margin Debt as a Percent of Estimated Free Float the Highest in the History of Global Equity Markets



Margin debt as % of estimated free float
8.5%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
May-80 May-81 May-82 May-83 May-84 May-85 May-86 May-87 May-88 May-89 May-90 May-91 May-92 May-93 May-94 May-95 May-96 May-97 May-98 May-99 May-00 May-01 May-02 May-03 May-04 May-05 May-06 May-07 May-08 May-09 May-10 May-11 May-12 May-13 May-14 May-15
Taiwan (TWSE + Gre Tai)
Japan (TSE)
US (NYSE)
China (SH+SZ)

Source: Macquarie Research, June 24, 2015

G:\Support\Exhibits\E-06/15

Exhibit N

■ Sit Investment Associates ■

Global Economic Assumptions

	GDP GROWTH				INFLATION			
	2013A	2014	2015E	2013-2017 (5 Yr CAGR)	2013A	2014	2015E	2013-2017 (5 Yr AVG)
Global Economy	**2.7%**	**2.7%**	**2.8%**	**2.8%**	**2.5%**	**2.5%**	**2.0%**	**2.4%**
United States	2.2	2.4	2.3	2.4	1.5	1.6	0.7	2.0
Euro Area	(0.4)	0.9	1.5	1.0	1.3	0.4	0.0	0.3
United Kingdom	1.7	2.8	2.6	2.5	2.6	1.5	0.5	1.1
Japan	1.6	(0.1)	1.0	0.9	0.4	1.1*	0.9	0.8
Asia Ex Japan	6.3	6.1	6.0	6.1	3.8	3.4	3.0	3.2
Latin America	2.5	0.8	0.5	1.0	7.6	10.5	9.5	9.3

* Exlcuding the impact of consumption tax increase effective April 1, 2014

10-Year Bond Yields

	2013	2014	2015	
	12/31A	12/31A	6/30A	12/31E
United States	3.0%	2.2%	2.4%	2.8%
Euro (Germany)	1.9	0.5	0.8	0.5
Japan	0.7	0.3	0.5	0.5
United Kingdom	3.0	1.8	2.0	2.0

Exchange Rates

	2013	2014	2015	
	12/31A	12/31A	6/30A	12/31E
Euro ($/)	1.37	1.21	1.11	1.05
Japan (¥/$)	105	120	123	125
UK ($/£)	1.66	1.56	1.57	1.50

Source: Bloomberg, The World Bank and Sit Investment Associates, Inc., July 6, 2015

G:\Support\Exhibits\E-06/15

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

THE HEALTH CARE SECTOR CONTINUES TO BE ONE OF THE MOST ATTRACTIVE SECTORS

S&P 500 Sector Growth Rate Projections								
		Revenue		3 Yr		EPS		3 Yr
	2015	2016	2017	CAGR	2015	2016	2017	CAGR
Health Care	**5.3%**	**6.8%**	**5.8%**	**6.0%**	**9.3%**	**12.5%**	**12.0%**	**11.3%**
Technology	5.6%	5.9%	-6.4%	1.6%	7.6%	11.0%	3.4%	7.3%
Consumer Discretionary	3.5%	6.1%	5.8%	5.1%	12.0%	15.9%	14.4%	14.1%
Consumer Staples	1.4%	4.8%	2.2%	2.8%	1.7%	8.8%	8.8%	6.4%
Financials	2.2%	4.4%	-5.0%	0.5%	16.7%	9.8%	10.6%	12.3%
Utilities	-1.0%	3.0%	3.7%	1.9%	1.5%	3.2%	5.4%	3.3%
Telecom Services	3.0%	1.5%	0.2%	1.6%	6.7%	4.2%	2.7%	4.5%
Materials	-6.0%	5.9%	3.6%	1.0%	1.1%	18.9%	13.6%	11.0%
Industrials	-2.0%	3.8%	2.4%	1.3%	1.8%	9.3%	11.5%	7.5%
Energy	-31.5%	9.7%	8.1%	-6.7%	-54.2%	28.5%	32.9%	-7.9%
S&P 500 Index	**-2.3%**	**5.6%**	**5.2%**	**2.8%**	**1.9%**	**11.8%**	**10.7%**	**8.0%**
Data Supplied by FactSet Data Systems								

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC., JULY 9, 2015

Exhibit P

■ Sit Investment Associates ■

Domestic Equity Characteristics

June 30, 2015

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2014 Projected Gain	+23.2%	+23.6%	+23.2%	+16.9%	+19.7%	+13.0%
2015 Projected Gain	+10.1%	+14.9%	+18.3%	+7.0%	+12.3%	+6.6%
5-Year Projected Growth	+12.3%	+15.7%	+15.4%	+9.8%	+14.5%	+11.0%
Dividend Yield						
Total Fund	+1.6%	+0.9%	+0.6%	+2.5%	+1.5%	+2.1%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+13.9%	+16.6%	+16.0%	+12.2%	+15.9%	+13.0%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	19.4x	22.0x	24.3x	18.2x	22.6x	20.3x
FY2 Calendar P/E	17.7x	20.9x	21.8x	16.2x	22.6x	19.2x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	17.9x	18.5x	20.4x	16.7x	20.0x	18.5x
FY2 Calendar P/E	16.1x	16.6x	17.8x	15.3x	17.9x	16.6x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.6x	1.6x	1.7x	2.0x	1.9x	2.0x
FY2 Calendar PEG	1.5x	1.5x	1.5x	1.8x	1.7x	1.9x
Wtd Avg Mkt Cap ($ Million)	$116,140	$19,552	$7,349	$98,289	$130,451	$135,139

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

A-SHARES TRADING AT A PREMIUM RELATIVE TO THEIR H-SHARE COUNTERPARTS



China A-H Premium - as of 07/03/2015
Equal-weighted A/H premium: 81%
Cap-weighted A/H premium: 40%
230%
180%
130%
80%
30%
-20%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

SOURCE: GOLDMAN SACHS, JULY 3, 2015

G:\Support\Exhibits\E-06/15